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                                                                    EXHIBIT 20.1
                               [SMITH MICRO LOGO]
                           Smith Micro Software, Inc.
                             1996 Investment Profile

"As Smith Micro enters into its 15th year in business, we have positioned ourselves as a leading supplier of communications software for personal computers and have capitalized on the growing markets for video conferencing, voice, data, and fax communications." William W. Smith, Jr., Chairman of the board, President and CEO.


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                               [SMITH MICRO LOGO]



                                Business Profile

Smith Micro Software, Inc. is a leading supplier of communications software to modem, PC and video conferencing camera manufacturers and retail distribution channels worldwide. The company designs, manufacturers and markets personal computer software that enables data, fax voice, and video teleconferencing communications. Its principal products QuickLink II, AudioVision, HotFax, HotPage and HotFax Menu.






                                Table of Contents
                                                                   Page
                                                                   ----

FINANCIAL RESULTS AT-A-GLANCE                                        i
PRESIDENT'S LETTER                                                  ii
CFO's LETTER                                                        iv
Additional Stockholder Information                   Inside Back Cover












This document contains forward-looking statements, which are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including, without limitation, general market conditions in the software industry; ordering patterns of the Company's largest customers, including U.S. Robotics; demand for the Company's primary product, QuickLink; changes in technology; actions by Microsoft; the Company's ability to successfully launch new product offerings; successful implementation of the Company's retail product strategy; retaining key personnel; risks associated with international sales; successful integration of acquired companies and products; diversifying the Company's product mix; meeting product development schedules; controlling expenses; and other risks that are discussed in documents which the company files with the Securities and Exchange Commission. For a discussion of such risks, see Management's Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors in the Company's most recent Form 10-Ks and 10-Qs filed with the SEC.

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                             [SMITH MICRO SOFTWARE]


                               President's Letter

To Our Shareholders,

Several significant trends for Smith Micro Software, Inc. occurred in 1996. A strategic acquisition; a broadened product line; an increase in the number of agreements we have with OEM's; and greater diversification of Smith Micro's customer base all contributed to revenue growth in 1996 and provide us with an opportunity for strong growth in 1997 and beyond.

In March, we completed our acquisition of Performance Computing Incorporated, which resulted in the addition of video conferencing software to our product line. Details of the new business this has generated are included below. Related to this transaction, we took a one-time charge of $5.1 million for acquired Research & Development expenses in the first quarter of 1996.

Smith Micro's 1996 net revenues increased 23% to $22,091,000 with pro forma net income of $3,650,000 or $.26 per share (prior to the charge associated with our purchase of Performance Computing Incorporated).

Smith Micro's business and stock price performance were negatively influenced by a slowdown within the modem industry in the second half of 1996. Roll-out of the new 56Kbps modems has been slower than anticipated, however, as the new modems become more widely available, we look for interest in modem products to rebound.

ACHIEVEMENTS IN 1996

Smith Micro released five new products in 1996. We introduced two new video conferencing solutions: AudioVision for the retail market, and VideoLink, an OEM video conferencing product that several of our traditional modem customers are already bundling. We also introduced VideoLink MessageCenter, which merges video conferencing with fax, data, and voice mail technology from QuickLink MessageCenter. HotFax MessageCenter also started shipping in 1996, adding voice mail and telephony to the fax and data functionality of our original HotFax.

We are proud of the strides we made in diversifying our customer base and product line. Through our VideoLink bundling effort we expanded our roster of OEM customers to include manufacturers of digital cameras and video capture cards, such as Vivitar, and MediaSonic. Boca Research agreed to ship QuickLink with its modems and VideoLink with Boca Video Phone Classic, the latest offering in its family of desktop video conferencing products. Other OEM customers added during 1996 include Digi International, Archtek, NewCom, Best Data Products, Logicode, and Askey. Distribution agreements were signed with Merisel and U.K.-based Augur Industries.

ACHIEVEMENTS SO FAR IN 1997

Already in 1997, we have introduced two new products and signed up a number of new customers and distributors. We recently unveiled the newest version of HotPage, our wireless messaging software. We also introduced VideoLink Mail, which allows a PC user to easily record a video and audio message and then send it as an attachment in an ordinary email for transmission over the Internet or any other email system.

An agreement was signed to provide Texas Instruments with QuickLink MessageCenter for use in their new high-end notebook computers, a significant step forward in our effort to obtain a leadership role in the communications software PC pre-load business.



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                             [SMITH MICRO SOFTWARE]


We will be providing QuickLink II and MacCommCenter to Dayna Communications for use in its new PC card product line. Joining the Connectix QuickCam Developer Program assures that our video conferencing products will be compatible with Connectix's QuickCam products. We have also formed an important strategic alliance with FaxSav, Incorporated whereby we will integrate our HotFax and HotFax MessageCenter products with their Fax Launcher technology to provide an innovative Internet faxing solution. Also, we have added FM Com of Seoul, Korea as a distributor, thereby expanding our presence to the Korean market.

STRATEGIC DIRECTION FOR 1997 AND BEYOND

Perhaps the most important event of late 1996 was the development and implementation of Smith Micro's new 3-pronged strategy to enhance and diversify our business growth in the years ahead.

First we are expanding our sales efforts to our "traditional" core OEM market to include product offerings not just to modem manufacturers, but to manufacturers of digital cameras, video capture cards, and personal computers as well.

Second, we are committed to our retail sales effort. In 1996, retail sales grew both in absolute dollar terms and as a percentage of overall sales.

And third, we plan to expand our marketing efforts into the corporate and government marketplaces. An early sign of success is that we are teaming with HealthCare Vision to provide the newest advance in tele-medicine -- real-time virtual home health care. Columbia/HCA HealthCare, the nation's largest health care provider, has contracted to field test this new system, which allows a doctor to examine patients at remote locations by video conferencing with a nurse at the patient's side.

We have also begun working with Bell Canada to jointly develop computer telephony front-end systems which will enable direct dial-in to the phone company's central office voice mail and fax messaging systems via modems and the Internet. Bell Canada has also indicated they are very interested in video product development with us. Smith Micro is pursuing similar business arrangements with the Regional Bell Operating Companies in the United States.

IN CLOSING

Our goals in 1996 were to achieve greater diversification of our OEM customer base, increase revenue contribution of our retail business, and reduce dependence on our larger OEM customers. We succeeded in these efforts.

We are disappointed that the company's progress has not been reflected in our stock price, but Smith Micro today is a more diversified and stronger company, both in terms of market segments serviced and revenues received -- than ever before. While Wall Street has not been kind in recent months to small-cap technology companies -- especially those whose business results came in below expectations during 1996 -- we are actively working to communicate to the investment community that we have a very strong balance sheet, we continue to develop and release new products, we are adding new corporate partners, and we are successfully entering new markets -- all strong indicators that we are paving the way for future success.

We look forward to a rewarding future for Smith Micro and its shareholders, and we thank you for your continued support.



[SIG]

William W. Smith, Jr.
Chairman of the Board, President and CEO


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                             [SMITH MICRO SOFTWARE]


                                  CFO's Letter

Dear Stockholders:

Smith Micro Software experienced 23% growth in revenues during fiscal 1996 as the company continued to implement its program of diversifying both product offerings and customer base. The revenue gains were driven primarily by our retail business, which grew from $1.1 million in 1995 to $3.4 million in 1996.

Operating and net profits were negatively impacted by the $5.1 million pre-tax write-off of acquired Research & Development expenses related to the purchase of Performance Computing Incorporated ("PCI") in March, 1996. Operating expenses were also affected by an increase in staffing associated with the PCI acquisition and the devotion of more resources to marketing our expanding product line. Spending on research and development increased to 15% of sales during 1996, compared to 9% in 1995, primarily resulting from the PCI acquisition.

Also during the 1996 fiscal year the company's gross profit margin rose to 69.2% of sales from 67.3% in 1995. The current ratio climbed to 10.8 at the end of 1996 from 6.8 a year earlier. At fiscal year end, the company had working capital of $20.7 million, cash of $14.5 million, and no long-term debt.

All of us at Smith Micro Software are very excited about the coming year, and we look forward to the future for the company and all of our stockholders.

Sincerely,

[SIG]

Robert E. Grice, Jr.
Vice President-Finance and Chief Financial Officer


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                             Selected Financial Data

                                               Year Ended December 31,
                                       ----------------------------------------
                                        1994            1995              1996
                                       -------         -------          -------
                                         (in thousands, except per share data)
Statement of Operations Data:
Net revenues .................         $10,372         $18,012          $22,091
Gross profit .................           7,244          12,125           15,296
Gross profit margin ..........            69.8%           67.3%            69.2%
Operating income .............           2,603           5,954               68
Operating profit margin*  (B)             25.1%           33.1%            23.7%
Net income (loss) ............         $ 2,567         $ 5,452          $(1,519)
                                       =======         =======          =======

Net loss per share ...........                                          $  (.11)
                                                                        =======
Pro forma net income .........                 (A)     $ 3,757 (B)        3,650
                                                       =======          =======
Pro forma net income per share                 (A)     $   .30 (B)      $   .26
                                                       =======          =======
Shares used in computation ...                          12,627           13,992

                                             As of December 31,
                                   ---------------------------------------
                                     1994           1995             1996
                                   --------        -------         -------
Balance Sheet Data:
Cash & Cash equivalents            $   632         $19,020         $14,487
Working capital                      2,044          19,693          20,735
Total assets                         3,240          23,662          24,107
Total liabilities                      608           3,417           2,277
Long term debt                           0               0               0
Total stockholders' equity           2,632          20,245          21,830

Current ratio                        4.4:1           6.8:1          10.8:1

(A) Prior to the effective date of the initial public offering, the Company was treated as an S corporation pursuant to the Internal Revenue Code. Subsequent to the effective date of the initial public offering, the Company's tax status reverted back to that of a C corporation. The pro forma information presented on the statement of operations data reflect a provision for income taxes in 1995 as if the Company had been taxed as a C corporation for the entire year, assuming effective tax rates that would have been in effect at such time.

(B) During the first quarter of 1996, Smith Micro acquired Performance Computing Incorporated. This resulted in a one time pre-tax charge of $5.169 million. The pro forma information presented on the statement of operations data for 1996 is presented to show the comparable business operations prior to the one time charge.

* Operating margin calculated prior to charge for acquired research & development.

                     1994           1995           1996
                    ------         ------         ------
                    (in thousands, except current ratio)

Net Revenues        10,372         18,012         22,091

Gross Profit         7,244         12,125         15,296

Working Cap          2,044         19,693         20,735

Current Ratio          4.3            6.7           10.8

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                             [SMITH MICRO SOFTWARE]

                       Additional Stockholder Information

                             Corporate Headquarters:
                           Smith Micro Software, Inc.
                                   51 Columbia
                              Aliso Viejo, CA 92656


Officers and Directors:

William W. Smith, Jr.                                    Robert E. Grice
Chairman of the Board, President & CEO                   Vice President and Chief Financial Officer

Rhonda L. Smith                                          Robert A. Caggiano
Director, Executive Vice President,                      Vice President of Sales and Marketing
Chief Operating Officer, Secretary, Treasurer
                                                         Thomas G. Campbell
Robert W. Scheussler                                     Director
Director, Senior Vice President of Engineering,
Chief Technical Officer                                  F. Terry Eger
                                                         Director

Auditors:                                                Legal Counsel:
Deloitte & Touche LLP                                    Brobeck, Phleger & Harrison LLP
Costa Mesa, California                                   Newport Beach, California


SEC FORM 10-K:
A copy of the company's Annual Report to the SEC on Form 10K is available without charge by calling or writing:

                              Smith Micro Software
                                   51 Columbia
                              Aliso Viejo, CA 92656
                                 (714) 362-5800

INVESTOR RELATIONS:
Smith Micro Software's shares are traded on the Nasdaq National Market System under the symbol "SMSI." The company maintains an active investor relations program to keep shareholders and potential investors informed about company activities. We welcome questions and comments from shareholders. For investor information about Smith Micro Software, we encourage you to call, write or e-mail:


Bruce Quigley                           Mark Trinske
Director of Investor Relations          Investor Relations
Smith Micro Software, Inc.              Trinske Communications, Ltd.
51 Columbia, Aliso Viejo, CA 92656      778D West Baseline Road, Lafayette, CO 80026
(714) 362-2308                          (303) 665-7760



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                             [SMITH MICRO SOFTWARE]


                           Smith Micro Software, Inc.
                                   51 Columbia
                              Aliso Viejo, CA 92656
                            http://www.smithmicro.com
                             investor@smithmicro.com

                               (Nasdsaq NMS: SMSI)